FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of August, 2004

Commission File Number

Forbes Medi-Tech Inc.

(Translation of registrant's name into English)

Suite 200-750 West Pender Street, Vancouver, BC, V6C 2T8, Canada

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F....[X ]..... Form 40-F...[   ]...

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  [    ]  No [   ]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 12 , 2004	FORBES MEDI-TECH INC. “Charles A. Butt” Charles A. Butt President & CEO

This report on Form 6-K shall be deemed to be incorporated by reference in the prospectus included in Registration Statements on Form F-3 (File Nos. 333-110910 and 333-112619) filed with the Securities and Exchange Commission and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

“Developing Pharmaceuticals & Nutraceuticals from Nature”

August 12, 2004

For Immediate Release:

Forbes Medi-Tech Announces Financial Results for the Second Quarter ended June 30, 2004

~Company Reaffirms 2004 Revenue Estimate and Reports Increase in Working Capital~

Vancouver, Canada – Forbes Medi Tech Inc. (TSE:FMI; NASDAQ:FMTI) today announced its financial results for the three and six-month periods ended June 30, 2004.  Comparative periods for these statements are the three months and six months ended June 30, 2003, respectively. All amounts are in Canadian Dollars unless otherwise noted.

Second Quarter 2004 Highlights

•

Increased revenue guidance from $15.6 million to $16.5 million based on growth in sterol sales

•

Reported revenues of $3.2 million for the three months ended June 30, 2004 compared to $3.5 million for the three months ended June 30, 2003

•

Reported revenues of $6.4 million for the six months ended June 30, 2004 compared to $6.9 million for the six months ended June 30, 2003

•

Reported net loss of $0.08 per share for the three months ended June 30, 2004 and $0.14 per share loss for the six months ended June 30, 2004. Included in the three and six month figures are $1.2 million and $2.3 million respectively in non-cash expenses

•

European Union (EU) issued labeling regulations for phytosterol ingredients completing the second milestone for Reducol™ sales in Europe

•

Achieved major milestone towards New Zealand & Australian approval of Reducol™

•

Reported over $18.3 million in working capital for the six months ended June 30, 2004 compared with $6.7 million for the year ended December 31, 2003

“Our strong financial position and forecasted growth are testament to the Company’s commitment to building revenue while moving closer to Reducol™ sales in Europe”, said Charles Butt, President and CEO of Forbes Medi-Tech Inc. “With the development of FM-VA12 and FM-VP24, Forbes continues to build its pipeline of novel pharmaceutical compounds within the cardiovascular and related markets”, said Butt.

Outlook

Based on existing sales contracts, and assuming that forecasted supply requirements will be ordered and shipped, the Company maintains its revenue guidance for 2004 of $16.5 million. This figure represents a combination of the projected revenue from the Company’s sales contracts and share of the sales from the Phyto-Source joint venture. With the pending EU regulatory approvals, plant expansion plans and ongoing discussions regarding possible new contracts, the Company will update its revenue guidance throughout the year.

Revenues

The Company’s estimated revenue projection for 2004 is based on a substantial increase in demand for its phytosterol based products, primarily Reducol™, for the second half of the year; consequently, Forbes increased its projected revenue guidance in June 2004 for the year from $15.6 million to $16.5 million.

For the three months ended June 30, 2004, revenues totaled $3.2 million, compared with $3.5 million for the quarter ended June 30, 2003. For the six months ended June 30, 2004, total revenues were $6.4 million compared with $6.9 million for the six months ended June 30, 2003. The slight decrease in revenue for the six months ended June 30, 2004 compared to June 30, 2003 can be attributed to a change in the sales mix of branded versus non-branded sterols.

Financial Results

For the three months ended June 30, 2004, the Company reported a net loss of $2.4 million ($0.08 per share) compared with a net income of $2.0 million ($0.09 per share) for the three months ended June 30, 2003.  For the six months ended June 30, 2004, the Company reported a net loss of $4.2 million ($0.14 per share) compared with a net income of $2.0 million ($0.09 per share) for the six months ended June 30, 2003.  This change from net income to net loss was primarily due to three factors:  in the quarter ended June 30, 2003, the Company recorded a one-time gain from the sale of its AD/ADD technology of $2.2 million; in the three and six month periods ended June 30, 2004, research and development expenditures were $0.8 million and $1.7 million, respectively, versus $0.5 million and $0.3 million respectively, in the same periods ended June 30, 2003; and stock-based compensation expense for the three and six month periods ended June 30, 2004 was $1.2 million and $2.3 million, respectively, versus the same periods ended June 30, 2003 of $0.1 million and $0.3 million, respectively. Contributing to lower R&D expenses for the six months ended June 30, 2003 was the receipt of Quebec provincial investment tax credits in the amount of $0.6 million.

Pharmaceutical Research

Forbes continues to grow as a biopharmaceutical development company with the completion of the FM-VP4 Phase II European trials, the subsequent announcement of the US Phase II clinical trial program and development of two new exciting compounds, FM-VA12 and FM-VP24.  FM-VA12 is a novel single molecular entity that has been shown in animal studies to inhibit cholesterol absorption with efficacy at least equal to that of FM-VP4. FM-VP24 is a novel analogue which inhibits cholesterol absorption while also exhibiting anti-inflammatory activity. Both FM-VA12 and FM-VP24 should advance towards further development in clinical trials, likely in 2005 and 2006, respectively.

Nutraceutical Business

Demand for Forbes’ cholesterol-lowering ingredients remains strong. The Company's 50-50 joint venture manufacturing facility remains the world's largest wood sterol manufacturer and is nearing completion of its expansion from 1000 to 1500 metric tonnes. With its non-genetically modified (non-GMO), wood-based sterols, Forbes has garnered interest in its products for the European market, where there is a preference for non-GMO ingredients, and a limited supply. Forbes is awaiting the completion of administrative steps including the adoption, translation and publication of the EU Commission Decision, anticipated in the near future, which would allow the Company to sell Reducol™ in Europe.

Expenses:

Expenses (summary) (‘000’s Cdn$) (unaudited)	2nd Qrtr. Ended June 30-04	2nd Qrtr. Ended June 30-03	6 months ended June 30-04	6 months ended June 30-03
		(restated)		(restated)
Cost of sales, marketing & product development	$ 1,610	$ 1,569	$ 3,603	$ 3,522
Research & development	828	480	1,695	276
General & administrative	1,566	1,045	2,316	1,966
Stock-based compensation	1,236	133	2,270	299
Depreciation & amortization	373	516	727	1,073
Total expenses	$ 5,613	$ 3,743	$ 10,611	$ 7,136

Cost of sales, marketing and development for the three months ended June 30, 2004 totaled $1.6 million on phytosterol revenues of $3.1 million, or 52% of phytosterol revenues, vs $1.6 million on phytosterol revenues of $3.5 million for the three months ended June 30, 2003, or 46% of phytosterol revenues. Cost of sales for the six months ended June 30, 2004 totaled $3.6 million on $6.3 million of phytosterol revenues, or 57% of phytosterol revenues, vs $3.5 million on $6.9 million of phytosterol revenues, or 51% of phytosterol revenues, for the six months ended June 30, 2003.   The increase in cost of sales can be attributed to increases in product development and marketing costs.

Research and development expenses (“R&D”) for the second quarter, 2004 totaled $0.8 million compared with $0.5 million for the second quarter, 2003.  The Company’s research continues to focus on its core cardiovascular compounds and specifically its lead cholesterol-lowering compound, FM-VP4.  Additional R&D costs in the quarter ended June 30, 2004 included increased fees for consulting work pertaining to the completion of the recent FM-VP4 clinical trial held in Amsterdam and to planning a further US Phase II trial, as announced in the Company’s news release dated July 6, 2004.

R&D expenses for the six months ended June 30, 2004 totaled $1.7 million compared with $0.3 million for the same period in 2003.  R&D expenses for the six months ended June 30, 2003 included $0.6 million of Quebec investment tax credits received.  As the Company no longer has manufacturing facilities or offices in Quebec, no further Quebec investment tax credits are expected.   R&D expenditures have been on the increase since the second quarter ended June 30, 2003 as the Company continues to develop FM-VP4, and explores new drug candidates within the VPx Library of Compounds.  R&D is expected to increase in the latter half of 2004 as core research projects are progressed, clinical work on FM-VP4 continues, and the Company’s Library of Compounds, including the recently announced compounds, FM-VA12 and FM-VP24, is further explored.

General and administrative expenditures (“G&A”) totaled $1.6 million for the three months ended June 30, 2004 vs $1.0 million for the second quarter 2003.  The increase in G&A in the quarter ended June 30, 2004 was primarily due to the termination of a consulting contract resulting in resulting in an early payout of $0.6 million, as per the contract terms. Increases in G&A for the six months ended June 30, 2004 as compared with expenditures for the six months ended June 30, 2003 also included increased expenditures in legal and audit fees related to enhanced financial disclosure requirements, and additional investor relations service costs.   These increases were offset by a foreign exchange gain in the amount of approximately $0.8 million.

Depreciation and Amortization for the quarter ended June 30, 2004 totaled $0.4 million compared with $0.5 million for the quarter ended June 30, 2003.  Depreciation for the second quarter 2004 includes primarily depreciation of the assets at the Company’s joint venture manufacturing facility in Pasadena, Texas. Depreciation and amortization for the six months ended June 30, 2004 totaled $0.7 million compared with $1.1 million for the six months ended June 30, 2003.  Depreciation for the six months ended June 30, 2004 includes primarily depreciation of the assets at the Company’s joint venture manufacturing facility in Pasadena, Texas.

Stock Based Compensation Expense for the quarter ended June 30, 2004 totaled $1.2 million compared with $0.1 million in the same period last year.  For the six-month period ended June 30, 2004 stock-based compensation expense totaled $2.3 million compared with $0.3 million for the six months ended June 30, 2003.

Liquidity & Capital Resources

Cash, cash equivalents and Working Capital

As of June 30, 2004, the Company’s net cash and cash equivalents were $6.0 million ($1.1 million at June 30, 2003) compared with $4.5 million as at December 31, 2003.  The Company’s working capital at June 30, 2004 improved to $18.3 million (working capital - $0.7 million at June 30, 2003) from a working capital of $6.7 million at December 31, 2003.  The working capital position has improved mainly due to an inflow of cash from the completion of a US$10.75 million (Cdn$13.8 million) equity financing.

Operations

During the three months ended June 30, 2004, the Company used $1.5 million of cash in operations compared with $1.3 million of cash used in the three months ended June 30, 2003.  Cash used in the second quarter of 2004 was primarily a result of a decrease in accounts payable and increased inventory compared with cash used in the second quarter of 2003 which resulted from reductions in receivables and increases in accounts payable.  During the six months ended June 30, 2004, the Company used $2.6 million of cash in operations compared with $0.4 million used in operations during the six months ended June 30, 2003, primarily due to increased R&D and product development expenditures in 2004, increased inventories in the first half of 2004 which are anticipated to be shipped in the second half of 2004, and a one-time license fee payment received in 2003.

Investing Activities

Investing activities in the second quarter of 2004 used $1.6 million of cash compared with $1.5 million of cash provided in the second quarter ended June 30, 2003.  The Company transferred $1.1 million into short-term investments during the second quarter of 2004.  In addition, an amount of $0.4 million was added to capital equipment at the Phyto-Source plant during the second quarter of 2004.   The $1.5 million of cash provided in the comparative quarter ended June 30, 2003 was largely a result of proceeds of $1.2 million and $0.4 million on the divestiture of the AD/ADD technology and the Amqui plant, respectively.  During the six months ended June 30, 2004 $10.4 million of cash was used in investing activities compared with $1.4 million of cash provided in the six- month-period ended June 30, 2004.   In the six-month period ended June 30, 2004, $1.0 million of cash was used primarily in the acquisition of capital assets at the Phyto-Source manufacturing plant near Houston, Texas, compared with $0.3 million of cash used for similar purposes in 2003.  In addition, for the six-month period ended June 30, 2004, $10.7 million was transferred into short-term investments.

Financing Activities

Cash used in financing activities in the quarters ended June 30, 2004 and June 30, 2003 were insignificant and related primarily to the repayment of existing demand loans.  For the six-month period ended June 30, 2004 $14.5 million of cash was provided compared with $0.3 million of cash used in the six-month period ended June 30, 2003.  This significant improvement is due mainly to the issuance of Series A convertible preferred shares under the Company’s January 2004 equity financing which provided a net amount of $12.9 million of cash, stock option and warrant exercises that provided approximately $1.3 million of cash.  US$1 million (Company’s 50% joint venture interest - Cdn$0.7 million) was provided in the first quarter of 2004 by Phyto-Source utilizing its revolving line of credit.

VP Finance Change

Patricia Pracher, the Company’s VP of Finance has decided to pursue other interests in the private company sector. The Company wishes to thank Patricia for her assistance in building Forbes Medi-Tech since 1999. The Company is actively looking for a suitable replacement.

Second Quarter 2004 Report

This news release includes by reference the Company’s unaudited financial statements for the second quarter ended June 30, 2004, including the full Management Discussion & Analysis (MD&A).  The MD&A and financial statements are being filed with applicable Canadian and U.S. regulatory authorities.

About Forbes Medi-Tech Inc.

Forbes Medi-Tech Inc. is a biopharmaceutical company dedicated to the research, development and commercialization of innovative prescription pharmaceutical and nutraceutical products for the prevention and treatment of cardiovascular and related diseases. Forbes' scientific platform is based on core sterol technology. By extracting plant sterols from by-products of the forestry industry, Forbes has developed cholesterol-lowering agents for use in pharmaceutical compounds, functional foods and dietary supplements.

For more information, please contact:

Darren Seed Manager, Investor Relations Telephone: (604) 681-8976 E-mail: dseed@forbesmedi.com

NASDAQ and the Toronto Stock Exchange have not reviewed and do not accept responsibility for the adequacy or accuracy of the content of this News Release. This News Release contains forward-looking statements concerning anticipated developments in the Company’s business and projected sales volumes, revenues, capital, expenditures, research and development, and other information in future periods. Forward-looking statements can be identified by words such as “revenue guidance”, “growing”, “forecasted”, “projected”,  “further”,  “anticipated”,  “future”, “outlook”, “new”, “planned”, “possible”, “expects”,  “estimates,” and similar expressions or variations thereon, or statements that events, conditions or results “will,” “may,” “could” or “should” occur or be achieved, or other references to a future dates or events. Forward-looking statements are statements about the future and are inherently uncertain and the Company’s actual results could differ materially from those anticipated in forward-looking statements as a result of numerous factors, including without limitation, the risk that buyers will not order their forecasted amounts of the Company’s products; uncertainty as to the Company’s ability to generate projected sales volumes and product prices; the need for performance by buyers of contractual obligations; manufacturing risks, the need to manufacture to regulatory standards, and the need for the Phyto-Source manufacturing facility to function as planned; partnership/strategic alliance risks and the Company’s dependency on Chusei (USA) Inc,; the need for regulatory approval which may be withdrawn, not be obtained in a timely manner, or at all; the need to control costs and the possibility of unanticipated expenses; uncertainty as to whether the plant expansion will be completed as scheduled; uncertainty as to whether FM-VP4, FM-VA12 or FM-VP24 will be further developed and marketed successfully as a drug or at all; the fact that results from preclinical studies may not be predictive of results obtained in clinical trials; the fact that the Company will be required to undertake additional pre-clinical studies before it will be able to proceed to clinical trials and there can be no assurance regarding the timing or outcome of such studies; general research and development risks; the risk of technical obsolescence; product liability and insurance risks; the effect of competition; the risk of adverse side effects; intellectual property risks; the need for additional capital, the availability of which is not assured; changes in business strategy or development plans; the dependency of the Company on key personnel; uncertainty as to future market size and market acceptance of the Company’s products; as well as a description of other risks and uncertainties affecting the Company and its business, as contained in news releases and filings with the United States Securities and Exchange Commission and Canadian Securities Regulatory Authorities, any of which could cause actual results to vary materially from current results or the Company’s anticipated future results. Forward-looking statements are based on the beliefs, opinions and expectations of the Company’s management at the time they are made, and the Company does not assume any obligation to update its forward -looking statements.

FORBES MEDI-TECH INC.

CONSOLIDATED BALANCE SHEETS

in thousands of Canadian dollars

	June 30 2004 (unaudited)	December 31 2003 (restated-Note 2)

ASSETS

Current Assets
Cash and cash equivalents	$ 5,983	$ 4,512
Short-term investments	11,987	1,285
Accounts receivable (Note 5)	2,158	3,314
Inventories	736	508
Prepaid expenses and deposits	520	326
	21,384	9,945

Property, plant and equipment	12,933	11,897
Intangible and other assets (Note 3)	6,254	6,592
	$ 40,571	$ 28,434

LIABILITIES and SHAREHOLDERS’ EQUITY

Current liabilities
Accounts payable and accrued liabilities (Note 9)	$ 1,481	$ 2,333
Deferred revenues, current	151	151
Current portion of long-term debt (Note 3)	1,482	796
	3,114	3,280

Long-term liabilities
Long-term debt (Notes 3, 9)	1,089	1,074
Deferred revenues	75	151
Tenure allowance	745	728
	5,023	5,233

Shareholders’ equity
Common Shares (Note 2(a))	$ 93,847	$ 79,557
Contributed surplus (Note 2(a))	3,796	1,567
Deficit	(62,095)	(57,923)
	35,548	23,201
	$ 40,571	$ 28,434

Approved on Behalf of the Board:

“Percy Skuy”	“Don Buxton”
Director – Percy Skuy	Director – Don Buxton

FORBES MEDI-TECH INC.

CONSOLIDATED STATEMENTS OF OPERATIONS and DEFICIT

in thousands of Canadian dollars except per share values

(unaudited)

	Three months ended		Six months ended
	June 30 2004	June 30 2003 (restated- Note 2)	June 30 2004	June 30 2003 (restated- Note2)

REVENUES
Sales	$ 3,046	$ 3,440	$ 6,178	$ 6,787
Licensing	38	35	75	72
Phytosterol revenues	3,084	3,475	6,253	6,859
Interest and other	93	53	186	54
	3,177	3,528	6,439	6,913

EXPENSES
General and administrative	1,566	1,045	2,316	1,966
Cost of sales, marketing and product development	1,610	1,569	3,603	3,522
Research and development (Note 4)	828	480	1,695	276
Stock-based compensation expense (Note 2(e))	1,236	133	2,270	299
Depreciation and amortization	373	516	727	1,073
	5,613	3,743	10,611	7,136

Gain on divestiture of AD/ADD technology	--	2,247	--	2,247

Net income/(loss) for the period	$ (2,436)	$ 2,032	$ (4,172)	$ 2,024

Deficit, beginning of period	(59,659)	(55,782)	(57,923)	(55,774)

Deficit, end of period	$ (62,095)	$ (53,750)	$ (62,095)	$ (53,750)

Basic and diluted income/(loss) per share (Note 2(c))	$ (0.08)	$ 0.09	$ (0.14)	$ 0.09

FORBES MEDI-TECH INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

in thousands of Canadian dollars

	Three months ended		Six months ended
	June 30 2004 (unaudited)	June 30 2003 (restated- Note 2)	June 30 2004 (unaudited)	June 30 2003 (restated- Note 2)

OPERATIONS
Net income (loss) for the period	$ (2,436)	$ 2,032	$ (4,172)	$ 2,024
Adjustment to reconcile net loss to cash flow provided by (used in) operations:
Depreciation and amortization	373	516	727	1,073
Amortization of deferred license revenues	(38)	(35)	(75)	(72)
Loss on disposal of fixed assets	1	-	3	-
Stock-based compensation expense	1,236	133	2,270	299
Foreign exchange translation	23	29	24	9
Gain on divestiture of AD/ADD technology	-	(2,247)	-	(2,247)
License fee paid in common shares	-	-	49	-
Changes in operating assets and liabilities:
Accounts receivable	47	(581)	(73)	(213)
Inventories	(150)	(14)	(228)	539
Prepaid expenses and deposits	153	190	(146)	(17)
Accounts payable and accrued liabilities	(761)	(1,011)	(954)	(1,886)
Tenure allowance liability	17	−	17	−
Royalties payable	-	(328)	-	(372)
Tenure allowance asset	-	−	(46)	12
Deferred revenues	–	−	–	452
	(1,535)	(1,316)	(2,604)	(399)
INVESTMENTS
Acquisition of property, plant & equipment	(440)	(71)	(963)	(251)
Proceeds on disposal of pilot plant	18	377	44	403
Proceeds on disposal of fixed assets	2	−	3	65
Proceeds on divestiture of AD/ADD technology (Note 6)	-	1,189	1,230	1,189
Short-term investments	(1,150)	–	(10,702)	–
	(1,570)	1,495	(10,388)	1,406
FINANCING
Issuance of common shares	119	39	1,290	69
Issuance of preferred shares (Note2(b))	−	–	12,910	–
Repayment of capital lease obligations (Note 9)	(6)	(20)	(10)	(20)
Repayment of notes payable	(37)	–	(73)	(375)
Increase in demand loans (Notes 3, 6)	6	–	670	–
Repayment of demand loans	(162)	(174)	(324)	–
	(80)	(155)	14,463	(326)
Increase in cash and cash equivalents	(3,185)	24	1,471	681
Cash and cash equivalents, beginning of period	9,168	1,070	4,512	413

Cash and cash equivalents, end of period	$ 5,983	$ 1,094	$ 5,983	$ 1,094

FORBES MEDI-TECH INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS, continued

in thousands of Canadian dollars

	Three months ended		Six months ended
	June 30 2004 (unaudited)	June 30 2003 (restated- Note 2)	June 30 2004 (unaudited)	June 30 2003 (restated- Note 2)

Supplementary cash flow information:
Interest paid	$ 30	$ 153	$ 72	$ 115
Income taxes paid	--	--	--	--
Non-cash financing and investing activities:
Conversion of preferred shares to common shares (Note 2 (b))	12,415	--	--	--
Acquisition of assets under capital lease	491	--	491	--
Fair Value assigned to brokers’ warrants	--	--	495	--
Transfer from contributed surplus for brokers’ warrants exercised	235	--	235	--
Transfer from contributed surplus for options exercised	--	--	301	--